AMENDMENT No. 1

TO

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

This Amendment No. 1 ("Amendment") to Amended and Restated Investment Advisory Agreement is entered into as of the 21 of June, 2012 by and between Tilson Investment Trust, a Delaware statutory trust (the "Trust"), on behalf of the Tilson Focus Fund and the Tilson Dividend Fund, each a series of shares of the Trust (each a "Fund" and collectively the "Funds"), and T2 Partners Management LP, a Delaware limited partnership ("Advisor").

WHEREAS, the Trust, on behalf of the Funds, and the Advisor are parties to that certain Amended and Restated Investment Advisory Agreement, dated February 17, 2005 (the "Agreement"), pursuant to which the Trust retained Advisor to provide certain investment management services to the Funds;

WHEREAS, the Trust and Advisor desire to amend the Agreement to update and revise the notice provisions contained therein, upon the terms and conditions contained in this Amendment;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1	Unless specified otherwise, capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

2	Paragraph 14 of the Agreement is hereby deleted in its entirety and replaced with the following:

Notice.  Notices of any kind to be given to the Trust hereunder by the Advisor shall be in writing and shall be duly given if mailed or delivered to the Tilson Investment Trust at 767 Fifth A venue, 18th Floor, New York, New York 10153, Attention Jack E. Brinson, with a copy to ALPS Fund Services, Inc. at 1290 Broadway, Suite 1100, Denver, Colorado 80203, Attention: General Counselor to such other address or to such individual as shall be so specified by the Trust to the Advisor. Notices of any kind to be given to the Advisor hereunder by the Trust shall be in writing and shall be duly given if mailed or delivered to T2 Partners Management LP, 767 Fifth Avenue, 18th Floor, New York, New York 10153, Attention: Whitney R. Tilson or to such other address or to such individual as shall be so specified by the Advisor to the Trust. Notices shall be effective upon delivery.

3.
Except as amended hereby, the Agreement shall continue in effect in accordance with its terms. This Amendment shall become effective, as of the date first set forth above, upon its execution by an authorized representative of each of the parties.

4.
This Amendment may be executed in two or more counterparts, including facsimile counterpart signatures, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have each made and entered into effective as of the date first written above.

TILSON INVESTMENT TRUST

By:	/s/ Jack E. Brinson
Jack E. Brinson
Trustee

T2 PARTNERS MANAGEMENT LP

By:	/s/ Whitney R. Tilson
Whitney R. Tilson
Managing Partner